Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS $4 BILLION IN CASH FLOW
RESERVE REPLACEMENT COSTS DOWN BY 43%
RAMPING UP SHALE ACTIVITY

CALGARY, Alberta, February 10, 2010 – Talisman Energy Inc. reported its operating and financial results for 2009:

•
Cash flow1 was $4 billion, down 36% from 2008, primarily due to lower commodity prices. Cash flow in the fourth quarter was $921 million, down 41% from a year earlier, but up 10% compared to the previous quarter;

•	Net income was $437 million, down from $3.5 billion in 2008. The company recorded a loss of $111 million for the quarter;
•	Earnings from continuing operations1 were $640 million versus $2.3 billion a year ago. The total for the fourth quarter was $76 million;
•	Talisman completed non-core asset sales with proceeds of approximately $2.7 billion;
•	Capital spending was $4.3 billion, down from $5.2 billion in 2008;
•	Net debt1 at year end was $2.1 billion, down from $3.9 billion a year earlier;
•	Production from continuing operations increased 2% over 2008 to 413,000 boe/d. Total production averaged 425,000 boe/d, down 2% due to asset sales;
•	The company replaced 162% of 2009 production with proved reserves, excluding divestitures, and 112% through drilling and non-price revisions;
•	Reserve replacement costs were $24.30/boe (excluding price revisions), and $19.72/boe excluding land and price revisions;
•	The company spent $1.4 billion on shale plays in North America, adding substantial acreage and progressing development of the Pennsylvania Marcellus and Montney shale programs;
•	The company set a new production record in Southeast Asia, volumes increased 18% with completion of the Northern Fields development and increased contract takes at Corridor;
•	In January 2010, Talisman acquired an interest in the Jambi Merang PSC in Indonesia;
•	In the North Sea, first production from the Rev Field was achieved early in 2009 and the company progressed field developments at Yme, Auk North, Auk South and Burghley;
•	Talisman completed a number of transactions to acquire a large exploration position in Papua New Guinea (PNG); and
•	The company made exploration discoveries in the North Sea, Colombia and the Kurdistan region of northern Iraq and successfully appraised the Situche discovery in Peru.

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1 The terms “cash flow”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

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“We continued to make significant progress on strategic implementation through 2009, despite the volatile commodity price environment,” said John A. Manzoni, President and CEO.  “Over the past 18 months, we have been restructuring and repositioning Talisman, focusing the portfolio, upgrading both the quality of assets and the growth potential of the company.  2010 will be an important transition year as we cycle increasing amounts of capital into developing our shale plays in North America.

“A major objective of the strategy is to improve returns through lower reserve replacement costs. We’ve started to see evidence of this in 2009, largely as a result of successful shale drilling programs. Our proved reserve replacement cost in 2009 was $24.30/boe, 43% lower than 2008 and 25% lower than our three year rolling average. Excluding land expenditures in 2009, this number is below $20/boe.

“We replaced 112% of production in 2009 through drilling and non-price revisions, with 173 mmboe of proved reserve additions, excluding the impact of asset sales. Including the impact of price and other revisions, the number was 251 mmboe or 162%. In North America, we replaced 210% of production with proved reserve additions through drilling.

“With lower oil and natural gas prices brought on by the economic downturn, we saw netbacks fall by over 40% in 2009, and these lower commodity prices had a substantial impact on our financial results.

“Cash flow for the year was approximately $4 billion, versus $6.2 billion a year earlier, reflecting lower commodity prices, although we were helped by cash proceeds from derivative contracts, and lower taxes and royalties. Cash flow in the fourth quarter was $921 million, down from 2008, but up 10% from the third quarter with higher production volumes and commodity prices.

“Reflecting this trend, earnings from continuing operations came in at $640 million versus $2.3 billion, and net income was $437 million, also down sharply, from $3.5 billion a year earlier. We recognized $1.7 billion of gains on our held for trading financial instruments in 2008, compared to a loss of approximately $400 million in 2009. However we generated approximately $1 billion in cash proceeds from these instruments during 2009.

“Production from continuing operations increased 2% to 413,000 boe/d, and our actual production rate for the year was 425,000 boe/d. However, we sold 30,000 boe/d of non-core assets over the course of the year, which lowered total volumes in 2009 by about 15,000 boe/d.

“These sales generated $2.7 billion in proceeds, with metrics of approximately $80,000 per boe per day.  The divestment program helped focus our portfolio and strengthen the balance sheet. As a result, we are in strong financial shape with year end net debt at $2.1 billion, compared to $3.9 billion at December 31, 2008.

“Capital spending came in at $4.3 billion, with approximately one-third ($1.4 billion) directed at North American shale programs. Talisman added substantial amounts of acreage in the Pennsylvania Marcellus and Montney shale plays, where we now have approximately 4,800 net drilling locations in our Tier 1 acreage.

“We participated in 66 net shale pilot and development wells, moving the Pennsylvania Marcellus, and two areas within the Montney shale, to commercial development. We expect to exit 2010 with Pennsylvania producing between 250-300 mmcf/d as we ramp up to 10 rigs, and recent well results are coming in better than planned. Pilot work also continues in Quebec.

“We have taken significant steps towards reshaping and strengthening our international exploration portfolio. We have built a strategic land position in PNG through a series of acquisitions, and now have interests in over eight million net acres, as part of a strategy to aggregate significant gas reserves.  We also acquired additional exploration acreage within our core operating areas in the North Sea and Southeast Asia, as well as in South America and the Kurdistan region of northern Iraq.

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“In the North Sea, we made exploration discoveries at Grevling, Shaw and Godwin, and development options are being evaluated. We also made gas condensate discoveries in Colombia and the Kurdistan region of northern Iraq and drilled a successful appraisal well in Peru.

“In Southeast Asia, the company continues to pursue its successful growth strategy, setting a new production record with completion of the Northern Fields development in Malaysia/Vietnam and increased gas sales at Corridor in Indonesia. Talisman continues to progress development plans for the HSD/HST fields in Vietnam. Talisman and its working interest partners approved sanction of the Kitan discovery in December 2009 and are awaiting approval from the Timor Leste/Australia Authority. We’ve also recently acquired an interest in the Jambi Merang PSC in Indonesia, near the Corridor gas field.

“In the North Sea, the majority of our development capital program was directed toward progressing the Yme, Burghley, Auk North and Auk South field developments, which will come onstream in the 2010 to 2012 time frame. We commissioned the Rev Field in Norway, with a significant ramp up in production over the course of the year. The company also drilled a number of successful development wells, including three in the Varg field.

“In summary, the transition of our portfolio is on track. We ended the year with a more focused portfolio and a strong balance sheet. We are on a path to transition into higher return, longer-term production growth from shale, and we will continue to step up our investments into shale programs over the next few years. Our investment plan this year reflects that transition, and we will maintain flexibility to ensure we can execute against it.”

Financial Results

The financial information contained in this release is unaudited. The company will file its audited Financial Statements for the year ended December 31, 2009, along with the related Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F by March 8, 2010.

The company announced its capital spending plans for 2010 on January 11, 2010. For additional information related to this press release, please visit Talisman’s website at www.talisman-energy.com.

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	Three months ended		Year ended
December 31	2009	2008	2009	2008
Cash flow ($ million)	921	1,565	3,961	6,163
Cash flow per share2	0.91	1.54	3.90	6.06

Net income (loss) ($ million)	(111)	1,202	437	3,519
Net income (loss) per share	(0.11)	1.18	0.43	3.46

Earnings from continuing operations ($ million)	76	502	640	2,330
Earnings from continuing operations per share 2	0.07	0.49	0.63	2.29
Average shares outstanding (million)	1,015	1,015	1,015	1,017

Lower commodity prices had a significant impact on Talisman’s 2009 financial results. WTI oil prices averaged approximately US$62/bbl in 2009, down 38% from the 2008 average of US100/bbl. North American natural gas prices also decreased from 2008 with NYMEX and AECO natural gas prices down 55% and 51%, respectively.

Cash flow for 2009 was $4 billion versus $6.2 billion a year earlier. Relative to 2008, lower oil and gas prices contributed to most of the decrease, offset partially by lower cash taxes ($655 million), royalties ($846 million) and higher realized gains on held-for-trading financial instruments ($547 million). Cash flow increased 10% to $921 million compared to the third quarter, with higher production volumes and netbacks.

Earnings from continuing operations, which exclude non-operational items, were $640 million, compared to $2.3 billion a year earlier, again reflecting lower commodity prices.

Net income was $437 million versus $3.5 billion in 2008 impacted by the loss on held for trading financial instruments of $412 million in 2009, compared to a gain of $1.7 billion in 2008, primarily as prices increased through the year and Talisman’s hedges rolled forward. The company recorded a loss of $111 million in the fourth quarter, compared to net income of $1.2 billion in 2008, again largely reflecting changes in amounts recognized on held for trading financial instruments.

The company’s DD&A expense decreased in the fourth quarter of 2009 and for the full year as a whole, due principally to the requirement in 2008 to use year-end prices to calculate reserves, which resulted in one property in the UK and one property in Norway having no proved reserves.  As a consequence, the net book value of these properties of approximately $410 million in the UK and approximately $90 million in Norway was charged to DD&A in the fourth quarter of 2008.

Capital expenditures totalled $4.3 billion, including discontinued operations and non-cash capital lease costs. Talisman spent $4.1 billion on exploration and development in continuing operations during 2009, a decrease from $4.8 billion in 2008. North America accounted for 44% of spending, North Sea development 26%, Southeast Asia development 11% and international exploration 18%.

The company strengthened its balance sheet, reducing net debt to $2.1 billion, down from $3.9 billion in 2008, principally due to the sale of non-core assets.

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1 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

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Production

	Three months ended		Year ended
December 31	2009	2008	2009	2008
Total oil and liquids (bbls/d)	203,000	227,000	211,000	224,000
Total natural gas (mmcf/d)	1,320	1,228	1,283	1,247
Continuing operations (boe/d)	418,000	407,000	413,000	403,000
Discontinued operations (boe/d)	5,000	25,000	12,000	29,000
Total production (boe/d)	423,000	432,000	425,000	432,000

Production from continuing operations averaged 413,000 boe/d, 2% above 2008; total production for the year was down 2% to 425,000 boe/d, as a result of asset sales. Production from continuing operations increased 6% compared to the prior quarter with increasing shale gas production and the completion of maintenance turnarounds.

North American natural gas production declined with less conventional drilling activity and natural declines, partially offset by increasing production in the Pennsylvania Marcellus and Montney shale, as well as successful development in the Outer Foothills.

Production from continuing operations in the UK averaged 89,000 boe/d for the year, 7% lower than 2008 as a result of maintenance and repair work, and natural declines. In Scandinavia, production increased from the prior year with first production from the Rev field and development drilling at Varg and Brage. Talisman set a new production record in Southeast Asia with completion of the Northern Fields development and increased contract takes at Corridor.

Netbacks

	Three months ended		Year ended
December 31	2009	2008	2009	2008
($/boe)
Sales	55.51	48.45	49.40	76.03
Hedging loss	-	-	-	(0.17)
Royalties	9.13	8.05	7.34	13.62
Transportation	1.64	1.14	1.43	1.34
Operating expenses	12.84	13.29	12.91	13.57
Netback	31.90	25.97	27.72	47.33

Oil and liquids netback ($/bbl)	44.68	25.39	37.49	59.01
Natural gas netback ($/mcf)	3.35	4.46	3.02	5.78

In 2009, the company’s average netback was $27.72/boe, 41% lower than 2008, due principally to lower commodity prices in 2009, partially offset by decreases in royalties. Fourth quarter netbacks were up 23% from the same quarter in 2008, averaging $31.90/boe, and 17% above the third quarter of 2009.

Royalty expense was $1.2 billion in 2009, a 42% decrease from 2008, reflecting lower commodity prices. The company’s average royalty rate was 15%, a decrease of 3% compared to 2008.

Total operating costs for the company were $2 billion during 2009, relatively consistent with 2008. On a per unit basis, costs decreased 5% to $12.91/boe from the previous year, due mainly to a 4% decrease in the UK and a 17% decrease in Scandinavia.

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Proved Gross Reserves

Proved Gross Reserves Average 2009 Pricing
mmboe
December 31, 2008	1,434.3
Discoveries, extensions and additions	172.6
Revisions and transfers	1.2
Price revisions	77.1
Net acquisitions and dispositions	(119.5)
Production	(155.0)
December 31, 2009	1,410.7

The company added 251 mmboe of proved gross reserves in 2009 (before asset sales), replacing the equivalent of 162% of annual production. Of the total increase, 77 mmboe (31%) was due to higher prices (average 2009 prices versus year end 2008 prices, using the new SEC rules). Excluding the impact of price changes, the company replaced 112% of production. Total reserves fell by 2% due to non-core asset sales.

At year end 2009, Talisman had 865 mmboe of probable reserves, an increase of 13% from 2008.

In North America, the company replaced 210% of production (129 mmboe) with proved gross reserves through drilling, with 90 mmboe coming from the Marcellus shale. Proved undeveloped reserves (PUDs), account for approximately 26% of total proved reserves in North America.

Internationally, the company replaced 144% of production, including price revisions. No proved reserves were booked for PNG at year end. International reserve additions can be highly variable because they depend on development approval before discoveries can be moved to the proved reserves category.

At year end 2009, the company had approximately 400 mmboe of PUDs, which accounted for 28% of total proved reserves. Of these PUDs, 38% were in North America and 62% were international.

Proved reserve replacement costs averaged $24.30/boe in 2009, compared to $42.87/boe in 2008 and a three year rolling average of $32.38/boe (excluding price impacts).

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North America

Production from continuing operations averaged approximately 158,000 boe/d in 2009, a 4% decrease over 2008, due to natural declines and reduced conventional drilling. Natural gas production from continuing operations averaged 788 mmcf/d.

Talisman spent $1.4 billion on shale gas programs in North America, including land, development, infrastructure and drilling. In November 2009, the company announced it had spent $570 million to acquire 170,000 net acres of high quality land in the Pennsylvania Marcellus and Montney shale plays, which now have a potential 4,800 net drilling locations. Talisman now has interests in approximately two million net shale acres.

In the Pennsylvania Marcellus area, the company drilled 53 gross (45.5 net) wells, 38 operated and 15 non-operated. At year end, 27 wells were on production, exiting the year at 65 mmcf/d (December average). Six drilling rigs are currently operating, with plans to increase this up to 10 rigs by year end (drilling up to 170 net wells) with a planned exit rate of between 250-300 mmcf/d.

Talisman continued to progress its Montney shale gas play in 2009. The company drilled 16 gross (15 net) wells, 15 of which were operated and one non-operated. Thirteen wells have been completed to date, of which nine were onstream at year-end, including five horizontal wells that were successfully completed, tested and tied in during the fourth quarter. Total production at year end was 14 mmcf/d (December average), with an expected 2010 exit rate between 40-60 mmcf/d.

Talisman is continuing its pilot program in Quebec where the company holds rights to 756,000 net acres. The company completed the earning phase of its drilling program in Quebec during 2009. The company drilled two horizontal wells in Quebec in 2009 and is currently drilling a third horizontal well. Talisman expects to drill a fourth horizontal well this year, testing all four wells in 2010.

Production from Talisman's conventional areas was 976 mmcfe/d. In total, 64 gross (39 net) wells were drilled in 2009, with excellent results in the Outer Foothills.

Talisman continued to focus its operations, completing sales of non-core midstream assets in Alberta and non-strategic properties in southeast Saskatchewan and southern Alberta. Talisman is evaluating additional sales of conventional assets, depending on market conditions. During 2009, Talisman restructured its North American operations into Conventional and Shale Gas businesses.

UK

Production from continuing operations in the UK averaged 89,000 boe/d, a 7% decrease from 2008.  Reductions from a number of fields, due to planned and unplanned shutdowns and declines, offset the reinstatement of Galley and Petronella in 2009, as well as the startup of the Affleck field in August.

The company spent approximately $530 million on development in the UK, with just under half directed at the Auk North and Auk South projects. Additional spending during the year included progressing the Burghley development, completing the Scapa Production Riser Upgrade project and drilling seven development wells.

In the Central North Sea, the Auk North development is underway and two wells were drilled during the year. Auk North is expected to come onstream in 2011. The Auk South redevelopment is also progressing with detailed engineering completed during 2009. First production is expected in 2012.

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During the year, the Tweedsmuir Phase 3 water injection development project was completed. The company also progressed the Burghley development, installing the riser and drilling a development well.   The subsea and topside facilities will be completed in 2010, with first oil scheduled towards the end of the year.

In January 2009, the company sold its assets in the Netherlands, with proceeds of approximately $600 million.

Scandinavia

Production from continuing operations in Scandinavia averaged 44,000 boe/d for 2009, a 26% increase over 2008, mainly due to increased volumes from Varg and the Rev Field, which came onstream in January. The company spent approximately $530 million on development in Scandinavia during 2009, with approximately 75% directed at the Yme development.  A total of eight development wells were drilled in Scandinavia during the year, with an additional four wells drilling at year end.

Development of the Yme Field in the Norwegian Continental Shelf continued throughout year.  The company completed the first phase of drilling in the fourth quarter, including three horizontal producers and two water injector wells. First oil from Yme is expected in the second half of 2010. Talisman completed the sale of a 10% interest in the Yme field during 2009.

In the Varg Field, three successful wells were completed in 2009, increasing average net production from 7,500 boe/d in the third quarter to 18,000 boe/d in December.

At Brage, a new oil producer and a new water injector well were completed in 2009, with net oil production averaging 10,800 boe/d at year end. A new development well has been completed more than two months ahead of plan and it is expected to be on production in February 2010.

Production performance improved significantly at the Rev Field, which came onstream early in 2009, increasing from 6,500 boe/d in the third quarter to 23,000 boe/d (net) in fourth quarter.

Southeast Asia

Production from continuing operations in Southeast Asia averaged 108,000 boe/d, an increase of 18% over 2008. The main production increases came from a full year of gas production from the Northern Fields in PM-3 CAA, first oil from the Northern Fields and additional gas sales in Indonesia. There were also increased volumes from the incremental oil recovery program in the Southern Fields, a full year of production from Song Doc, a new infill well in Australia and first production from Tangguh.

In Malaysia, overall production was 31,600 boe/d, up 1% from 2008, but production from the PM-3 CAA increased 14%. Talisman spent $326 million, approximately half of total spending in Southeast Asia to complete the Northern Fields development, including 17 total development wells and one exploration well.

Indonesian production was approximately 66,500 boe/d, 19% higher than 2008, with record production from Corridor due to higher contract takes. In January 2010, Talisman acquired a 25% interest in the onshore Jambi Merang Block where development is underway. Talisman drilled three exploration and 23 development wells in 2009.

Production in Vietnam in 2009 averaged 4,800 bbls/d from Block 46/02.  The Government of Vietnam approved reserves assessments for the Hai Su Trang (HST) and Hai Su Den (HSD) fields within Block 15-2/01 and a declaration of commerciality occurred early in the year.  The company chose to write off a number of exploration/appraisal wells during 2009, all outside of the development area. These wells encountered hydrocarbons but were not commercial. Talisman has taken this into account and is reviewing the timing of sanction for development of the HST field and an early production scheme for the HSD discovery.

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Production in Australia was 5,160 boe/d, 66% higher than 2008. Talisman and its working interest partners approved sanction of the Kitan discovery in December and are waiting approval from the Timor Leste/Australia Authority.

Other

In Talisman’s other areas, production from continuing operations during the year averaged 14,000 boe/d, a decrease of 7% from 2008, due to OPEC restrictions. Talisman sold its interests in Trinidad and Tobago and announced the intention to sell assets in Tunisia.

International Exploration

International exploration spending during the year was approximately $755 million, with a number of significant discoveries, in addition to building a highly prospective acreage position in PNG.

Over the course of the year, the company entered into a number of agreements to acquire interests in 10 onshore exploration blocks in the western province of PNG. Four onshore exploration wells are planned this year as the company pursues its gas aggregation strategy. The company now holds interests in 12 blocks covering in excess of eight million net acres subject to regulatory approval.

In Vietnam, Talisman drilled three appraisal wells adjacent to the HSD discovery and farmed-in to two deep water exploration blocks in the Nam Con Son Basin. Blocks 133 and 134 cover approximately 3.3 million acres.

Talisman was awarded the Andaman III block, offshore Indonesia. The block, which is approximately 2.1 million acres in size, is an under-explored, deep water block. Talisman was also awarded two offshore Sabah blocks in Malaysia covering in excess of 3.2 million acres in water depths less than 300 feet.

In the UK, Talisman made discoveries at Godwin and Shaw in the Central North Sea. Pre-engineering work is underway as the company looks to develop these discoveries, along with the Cayley discovery made in late 2007, via the Talisman operated Montrose/Arbroath facilities.

In Norway, Talisman made a discovery at Grevling and an appraisal well is planned for 2010. The company also increased its acreage holdings in the Barents Sea, through the 20th Licence Round and an acreage swap.

The Situche discovery on Block 64 in Peru was successfully appraised in 2009 and drilling was ongoing at year end. In April 2009, Talisman was awarded a 55% working interest in Block 158 in Peru.

Talisman made a significant gas condensate discovery in the Niscota Block in the Colombian Andes Foothills. The Huron-1 well encountered several reservoirs and tested one zone at 3,400 boe/d. In January 2009, Talisman was awarded a 100% working interest in Block 9.

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In the Kurdistan region of northern Iraq, the Kurdamir-1 well in Block 44 discovered significant amounts of gas condensate in an upper zone. The well was drilling towards a deeper target at year end. In June 2009, Talisman acquired an interest and operatorship in Block K9.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann
Vice President, Corporate	Christopher J. LeGallais
& Investor Communications	Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

03-10

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Forward-Looking Information
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	expected production growth and returns arising from shale;
•	maintenance of flexibility in relation to the investment plan;
•	expected Pennsylvania production volumes and drilling;
•	expected onstream dates of North Sea developments;
•	expected medium term growth, and longer-term production growth from shale;
•	anticipated filing dates of financial statements, management discussion & analysis, the annual information form, and the annual report;
•	the expected 2010 exit rate for the Montney shale gas play;
•	planned drilling in Quebec;
•	planned sales of conventional assets;
•	expected first oil from, and completion of facilities at, the Burghley development;
•	expected first oil from the Yme Field;
•	expected production timeframe of a new development well at Brage;
•	the intention to sell assets in Tunisia;
•	planned onshore exploration wells in PNG;
•	planned development at Godwin, Shaw, and the Cayley discovery; and
•	the planned Grevling appraisal well.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this news release. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be broadly the same as 2009 at around 425,000 boe/d excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price, and (3) a US$3.50/mmbtu NYMEX natural gas price.  Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to the Company’s commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Reserves Information
Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with US disclosure requirements. The primary differences between the US disclosure requirements and the Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”) are that (i) SEC rules require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves (ii) SEC rules require reserves to be cash flow positive on an undiscounted basis, whereas NI 51-101 requires reserves to show a hurdle rate of return; and (iii) SEC rules require that reserves and the associated future net revenue be estimated using historic average annual prices, whereas NI 51-101 requires disclosure of reserves and the associated future net revenue using forecast prices. The information provided by Talisman in this news release may differ from the corresponding information prepared in accordance with NI 51-101 standards. Talisman's proved and probable reserves, using SEC annual average pricing methodology, have been estimated using the standards contained in Regulation S-X of the SEC, which requires that proved and probable reserves be estimated using existing economic and operating conditions. US practice is to disclose net reserves after the deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross reserves.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this news release reflects Talisman’s estimates of its reserves. No independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Reserves Replacement Ratio
The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2009 by the Company’s 2009 gross production. The Company’s management uses reserves replacement ratios as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

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Reserve Replacement Costs
In this news release, Talisman discloses reserve replacement costs. Reserve replacement costs are used by the Company to determine the cost of reserves additions in a period. Talisman’s reported reserves replacement costs may not be comparable to similarly titled measures used by other companies. Reserves replacement costs may not reflect full cycle reserves replacement costs. Reserves replacement costs’ predictive and comparative value is limited for the aforementioned reasons. Reserves replacement costs are calculated by dividing exploration and development capital spending (including discontinued operations, but excluding midstream) by proved reserve additions (excluding price revisions). The reserves replacement cost in 2008 was $42.87/boe and in 2007 was $33.69/boe. The average reserves replacement cost for 2009, 2008, and 2007 was $32.38/boe.

Netbacks
Talisman also discloses its Company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Gross Production
Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.  US readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Boe Conversion
Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canadian Dollars and GAAP
Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from U.S. GAAP.

Non-GAAP Financial Measures
Included in this news release are references to financial measures used in the oil and gas industry such as cash flow, earnings from continuing operations and net debt. These terms are not defined by GAAP in either Canada or the U.S. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, earnings from continuing operations and net debt may not be comparable to similarly titled measures reported by other companies. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

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Cash Flow
December 31, 2009
C$ million, except per share amounts

	Three Months ended		Year ended
December 31	2009	2008	2009	2008
Cash provided by operating activities	624	1,569	3,599	6,154
Changes in non-cash working capital	297	(4)	362	9
Cash flow	921	1,565	3,961	6,163
Cash provided by discontinued operations 1	9	(71)	(85)	(465)
Cash flow from continuing operations	930	1,494	3,876	5,698
Cash flow per share	0.91	1.54	3.90	6.06
Cash flow from continuing operations per share	0.92	1.47	3.82	5.59
1.	Comparatives restated for operations classified as discontinued during 2009.

Earnings from continuing operations are calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

Earnings from Continuing Operations
December 31, 2009
C$ million, except per share amounts

	Three Months ended		Year ended
December 31,	2009	20086	2009	20086
Net income (loss) from continuing operations	(190)	1,162	(708)	3,122
Unrealized (gain) loss on financial instruments 1 (tax adjusted)	173	(805)	1,056	(877)
Additional DD&A expense 2 (tax adjusted)	-	225	-	225
Stock-based compensation expense (recovery)3 (tax adjusted)	20	(26)	198	(56)
Restructuring charges (tax adjusted)	14	-	14	-
Future tax rate changes	21	-	21	-
Future tax charge (recovery) of unrealized foreign exchange (losses) on net foreign denominated debt 4	38	(54)	59	(84)
Earnings from continuing operations 5	76	502	640	2,330
Per share5	0.07	0.49	0.63	2.29
1.	Unrealized losses on financial instruments relate to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Additional DD&A expense relates to properties in the UK and Norway that had no proved reserves at 2008 year-end prices. The net book value of these properties was charged to DD&A expense in the fourth quarter of 2008.

3.
Stock-based compensation expense relates to the mark-to-market value of the company’s outstanding stock options and cash units at December 31. The company’s stock-based compensation expense is based on the difference between the company’s share price and its stock options or cash units exercise price.

4.	Tax adjustment reflects future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on net foreign denominated debt.
5.	This is a non-GAAP measure. Refer to the section in this news release entitled Non-GAAP Measures for further explanation and details.
6.	Comparatives restated for operations classified as discontinued in 2009.

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Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness, and cash and cash equivalents. The Company uses this information to assess its true debt position and eliminate the impact of timing differences.

Net Debt
December 31, 2009
$ million

	Year ended
December 31,	2009	2008
Long-term debt (including current portion)	3,780	3,961
Bank indebtedness	36	81
Cash and cash equivalents	(1,690)	(91)
Net debt	2,126	3,951

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Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(C$ million)	2009	2008	2009	2008
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	921	1,565	3,961	6,163
Net income (loss)	(111)	1,202	437	3,519
Capital expenditures	1,436	1,558	4,080	4,872
Per common share (C$)
Cash flow (1)	0.91	1.54	3.90	6.06
Net income (loss)	(0.11)	1.18	0.43	3.46
Production
(daily average)
Oil and liquids (mbbls/d)
North America	29	41	34	40
UK	79	96	86	94
Scandinavia	38	34	34	33
Southeast Asia	43	35	41	36
Other	14	21	16	21
Total oil and liquids	203	227	211	224
Natural gas (mmcf/d)
North America	787	828	803	856
UK	13	41	19	38
Scandinavia	100	19	58	19
Southeast Asia	420	340	403	334
Total natural gas	1,320	1,228	1,283	1,247
Total mboe/d (2)	423	432	425	432
Prices (3)
Oil and liquids (C$/bbl)
North America	64.24	51.78	54.96	85.52
UK	78.78	58.10	68.36	98.35
Scandinavia	77.61	59.08	69.73	99.23
Southeast Asia	84.26	36.64	71.17	97.63
Other	100.59	53.50	74.03	102.51
Total oil and liquids	79.18	53.36	67.36	96.43
Natural gas (C$/mcf)
North America	4.86	7.23	4.70	8.66
UK	4.41	10.62	4.73	9.78
Scandinavia	4.99	8.44	5.86	7.16
Southeast Asia	7.19	6.53	6.40	9.94
Total natural gas	5.61	7.17	5.29	9.01
Total (C$/boe) (2)	55.51	48.45	49.40	76.03

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results from continuing and discontinued operations.

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Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(C$ million)
December 31 (millions of C$)	2009	2008
		(restated)
Assets
Current
Cash and cash equivalents	1,690	91
Accounts receivable	1,293	2,419
Inventories	144	181
Prepaid expenses	9	17
Assets of discontinued operations	18	220
	3,154	2,928

Other assets	290	235
Goodwill	1,238	1,248
Property, plant and equipment	18,914	18,540
Assets of discontinued operations	22	1,324
	20,464	21,347
Total assets	23,618	24,275

Liabilities
Current
Bank indebtedness	36	81
Accounts payable and accrued liabilities	2,130	1,875
Income and other taxes payable	357	468
Current portion of long-term debt	10	-
Future income taxes	68	300
Liabilities of discontinued operations	-	94
	2,601	2,818

Deferred credits	59	51
Asset retirement obligations	2,183	1,939
Other long-term obligations	168	173
Long-term debt	3,770	3,961
Future income taxes	3,720	4,007
Liabilities of discontinued operations	6	176
	9,906	10,307

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (2008 - 1,015 million)	2,374	2,372
Contributed surplus	153	84
Retained earnings	9,174	8,966
Accumulated other comprehensive loss	(590)	(272)
	11,111	11,150
Total liabilities and shareholders' equity	23,618	24,275

Prior period balances have been restated to reflect the financial position of discontinued operations.

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Talisman Energy Inc.

Consolidated Statements of Income and Loss
(unaudited)

(C$ million)
	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008
		(restated)		(restated)
Revenue
Gross sales	2,180	2,120	7,528	11,275
Hedging loss	-	-	-	(28)
Gross sales, net of hedging	2,180	2,120	7,528	11,247
Less royalties	381	372	1,155	2,001
Net sales	1,799	1,748	6,373	9,246
Other	26	25	115	112
Total revenue	1,825	1,773	6,488	9,358

Expenses
Operating	498	524	1,997	1,967
Transportation	64	44	222	207
General and administrative	88	97	334	294
Depreciation, depletion and amortization	677	1,186	2,674	2,890
Dry hole	204	220	584	492
Exploration	100	158	301	429
Interest on long-term debt	49	43	192	168
Stock-based compensation (recovery)	42	(36)	290	(73)
(Gain) loss on held-for-trading financial instruments	142	(1,695)	412	(1,664)
Other, net	23	(49)	48	(179)
Total expenses	1,887	492	7,054	4,531
Income (loss) from continuing operations before taxes	(62)	1,281	(566)	4,827
Taxes
Current income tax	253	249	720	1,375
Future income tax (recovery)	(174)	(146)	(686)	154
Petroleum revenue tax	49	16	108	176
	128	119	142	1,705
Net income (loss) from continuing operations	(190)	1,162	(708)	3,122
Net income from discontinued operations	79	40	1,145	397
Net income (loss)	(111)	1,202	437	3,519

Per common share (C$):
Net income (loss) from continuing operations	(0.19)	1.14	(0.70)	3.07
Diluted net income (loss) from continuing operations	(0.19)	1.13	(0.70)	3.02
Net income from discontinued operations	0.07	0.04	1.12	0.39
Diluted net income from discontinued operations	0.07	0.04	1.12	0.38
Net income (loss)	(0.11)	1.18	0.43	3.46
Diluted net income (loss)	(0.11)	1.17	0.43	3.40
Average number of common shares outstanding (millions)	1,015	1,015	1,015	1,017
Diluted number of common shares outstanding (millions)	1,015	1,025	1,015	1,034

Prior period balances have been restated to reflect the results of discontinued operations.

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Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

(C$ million)
	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008
		(restated)		(restated)
Operating
Net income (loss) from continuing operations	(190)	1,162	(708)	3,122
Items not involving cash	1,020	174	4,283	2,147
Exploration	100	158	301	429
	930	1,494	3,876	5,698
Changes in non-cash working capital	(297)	4	(362)	(9)
Cash provided by continuing operations	633	1,498	3,514	5,689
Cash provided by (used in) discontinued operations	(9)	71	85	465
Cash provided by operating activities	624	1,569	3,599	6,154

Investing
Capital expenditures
Exploration, development and other	(1,436)	(1,558)	(4,080)	(4,872)
Property acquisitions	(32)	3	(310)	(436)
Proceeds of resource property dispositions	96	8	200	47
Changes in non-cash working capital	139	231	(18)	244
Discontinued operations, net of capital expenditures	492	(78)	2,341	43
Cash used in investing activities	(741)	(1,394)	(1,867)	(4,974)

Financing
Long-term debt repaid	-	(739)	(970)	(3,869)
Long-term debt issued	12	551	1,261	2,425
Common shares purchased	1	-	1	1
Acquisition of common shares for performance share plan	-	-	-	(68)
Common share dividends	(114)	(102)	(229)	(204)
Deferred credits and other	(24)	(4)	(10)	8
Changes in non-cash working capital	3	(10)	4	(14)
Cash provided by (used in) financing activities	(122)	(304)	57	(1,721)
Effect of translation on foreign currency cash and cash equivalents	(41)	8	(133)	32
Net increase (decrease) in cash and cash equivalents	(280)	(121)	1,656	(509)
Cash and cash equivalents net of bank indebtedness, beginning of period	1,948	133	12	521
Cash and cash equivalents net of bank indebtedness, end of period	1,668	12	1,668	12

Cash and cash equivalents	1,690	91	1,690	91
Cash and cash equivalents reclassified to discontinued operations	14	2	14	2
Bank indebtedness	(36)	(81)	(36)	(81)
Cash and cash equivalents net of bank indebtedness, end of period	1,668	12	1,668	12

Prior period balances have been restated to reflect the cash flows of discontinued operations.

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Supplemental financial information

The following supplemental financial information has been prepared to assist readers of the unaudited consolidated financial information as at and for the three month period and year ended December 31, 2009.  This financial information does not constitute interim financial statements as defined by Generally Accepted Accounting Principles in that certain statements and disclosures normally required to be included in interim financial statements and the notes thereto have not been provided.  This unaudited consolidated financial information should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2008 and the most recently completed unaudited interim Consolidated Financial Statements as at and for the three and nine month periods ended September 30, 2009.

Commodity derivatives

Commodity price derivative contracts

The Company had the following commodity price derivative contracts outstanding at December 31, 2009:

				$ million
Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	Jan-Mar 2010	20,638	7.28	3
ICE index	Apr-Sep 2010	20,638	5.98	-
ICE index	Oct-Dec 2010	17,824	7.03	(2)
ICE index	Jan-Mar 2011	17,824	7.03	(4)
ICE index	Apr-Jun 2011	16,886	6.41	(3)
				(6)

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Jan-Dec 2010	28,000	52.57/80.14	(84)
Dated Brent oil index	Jan-Dec 2010	25,000	71.72/90.00	(1)
WTI	Jan-Dec 2010	22,000	50.20/60.87	(187)
				(272)

			Floor/ceiling
Two-way collars	Term	mcf/d	C$/mcf	Fair value
AECO index	Jan-Jun 2010	94,820	5.82/7.17	8
AECO index	Jan-Dec 2010	47,410	5.78/7.39	6
				14

			Floor/ceiling
Two-way collars	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jul-Dec 2010	95,000	5.90/7.03	(1)

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Physical commodity contracts

The Company had the following physical commodity contracts outstanding at December 31, 2009:

Fixed price swaps	Term	mcf/d	C$/mcf
AECO natural gas swaps	Jan-Dec 2010	14,223	6.33
AECO natural gas collars	Jan-Dec 2010	175,417	6.33/7.55
AECO natural gas swaps	Jan 2010-Dec 2011	3,671	3.10

Supplemental cash flow information

Items not involving cash are as follows:

	Three months ended		Year ended
	December 31		December 31
(C$ million)	2009	2008	2009	2008
Depreciation, depletion & amortization	677	1,186	2,674	2,890
Dry hole	204	220	584	492
Net gain on asset disposals	(22)	(43)	(37)	(109)
Stock-based compensation expense (recovery)	16	(40)	213	(284)
Future taxes and deferred PRT (recovery)	(157)	(151)	(645)	247
Unrealized (gains) losses on held for trading financial instruments	238	(1,072)	1,390	(1,222)
Financial instruments contract premium	(5)	(8)	11	46
Other	69	82	93	87
	1,020	174	4,283	2,147

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Segmented information

	North America1			UK			Scandinavia
(C$ million)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Revenue
Gross sales	1,911	3,636	2,574	2,188	3,458	2,606	986	1,192	827
Hedging gain (loss)	-	-	110	-	(28)	(6)	-	-	-
Royalties	246	631	462	5	13	4	-	-	-
Net sales	1,665	3,005	2,222	2,183	3,417	2,596	986	1,192	827
Other	93	84	76	19	25	18	3	3	22
Total revenue	1,758	3,089	2,298	2,202	3,442	2,614	989	1,195	849
Segmented expenses
Operating	539	534	446	878	942	872	285	276	279
Transportation	59	68	65	46	49	51	54	35	34
DD&A	1,062	1,052	967	781	1,144	605	406	416	264
Dry hole	179	269	359	30	93	104	69	90	83
Exploration	84	165	148	18	54	40	22	50	34
Other	(19)	(86)	(48)	72	23	25	(5)	15	(9)
Total segmented expenses	1,904	2,002	1,937	1,825	2,305	1,697	831	882	685
Segmented income (loss) before taxes	(146)	1,087	361	377	1,137	917	158	313	164
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation
Currency translation
(Gain) loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing operations before taxes
Capital expenditure
Exploration	1,312	1,427	849	149	188	246	157	165	148
Development	492	847	764	531	545	959	528	660	436
Midstream	26	41	80	-	-	-	-	-	-
Exploration and development	1,830	2,315	1,693	680	733	1,205	685	825	584
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures4
Property, plant and equipment	8,638	8,259	7,023	4,549	4,738	5,683	2,040	1,745	1,536
Goodwill	211	211	213	289	306	335	628	602	639
Other	634	833	984	386	253	301	226	154	172
Discontinued operations	-	996	1,012	-	165	161	-	93	301
Segmented assets	9,483	10,299	9,232	5,224	5,462	6,480	2,894	2,594	2,648
Non segmented assets
Total assets

1. North America	2009	2008	2007
Canada	1,637	2,862	2,088
US	121	227	210
Total revenue	1,758	3,089	2,298
Canada	7,476	7,458	6,633
US	1,162	801	390
Property, plant and equipment	8,638	8,259	7,023

4 Excluding corporate acquisitions

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	Southeast Asia2			Other3			Total
(C$ million)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Revenue
Gross sales	1,995	2,479	2,096	448	510	398	7,528	11,275	8,501
Hedging gain (loss)	-	-	-	-	-	-	-	(28)	104
Royalties	675	1,066	843	229	291	178	1,155	2,001	1,487
Net sales	1,320	1,413	1,253	219	219	220	6,373	9,246	7,118
Other	-	-	2	-	-	-	115	112	118
Total revenue	1,320	1,413	1,255	219	219	220	6,488	9,358	7,236
Segmented expenses
Operating	255	195	169	40	20	26	1,997	1,967	1,792
Transportation	55	48	47	8	7	7	222	207	204
DD&A	382	254	248	43	24	23	2,674	2,890	2,107
Dry hole	253	13	48	53	27	1	584	492	595
Exploration	75	84	22	102	76	70	301	429	314
Other	9	29	6	7	5	9	64	(14)	(17)
Total segmented expenses	1,029	623	540	253	159	136	5,842	5,971	4,995
Segmented income (loss) before taxes	291	790	715	(34)	60	84	646	3,387	2,241
Non-segmented expenses
General and administrative							334	294	223
Interest on long-term debt							192	168	207
Stock-based compensation							290	(73)	(15)
Currency translation							(16)	(165)	53
(Gain) loss on held-for-trading financial instruments							412	(1,664)	25
Total non-segmented expenses							1,212	(1,440)	493
Income (loss) from continuing operations before taxes							(566)	4,827	1,748
Capital expenditure
Exploration	233	318	172	217	149	144	2,068	2,247	1,559
Development	444	459	340	46	8	24	2,041	2,519	2,523
Midstream	-	-	-	-	-	-	26	41	80
Exploration and development	677	777	512	263	157	168	4,135	4,807	4,162
Property acquisitions							438	452	317
Proceeds on dispositions							(321)	(100)	(45)
Other non-segmented							47	64	41
Net capital expenditures4							4,299	5,223	4,475
Property, plant and equipment	2,864	2,984	2,030	823	814	227	18,914	18,540	16,499
Goodwill	110	129	104	-	-	-	1,238	1,248	1,291
Other	427	304	293	156	128	39	1,829	1,672	1,789
Discontinued operations	-	-	-	40	290	284	40	1,544	1,758
Segmented assets	3,401	3,417	2,427	1,019	1,232	550	22,021	23,004	21,337
Non segmented assets							1,597	1,271	83
Total assets							23,618	24,275	21,420

2. Southeast Asia	2009	2008	2007
Indonesia	693	863	591
Malaysia	400	424	445
Vietnam	101	33	56
Australia	126	93	163
Total revenue	1,320	1,413	1,255
Indonesia	906	990	820
Malaysia	1,171	1,291	899
Vietnam	241	456	147
Papua New Guinea	337	-	-
Australia	209	247	164
Property, plant and equipment	2,864	2,984	2,030

3. Other
Algeria	219	219	220
Total revenue	219	219	220
Algeria	193	221	193
Other	630	593	34
Property, plant and equipment	823	814	227

4 Excluding corporate acquisitions

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Continuity of Gross Proved Reserves

	Canada 1	United States	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total
Oil and liquids (mmbbls)
Total proved
Proved reserves at December 31, 2006	166.6	-	380.8	61.9	36.0	62.3	58.9	766.5
Discoveries, additions and extensions	7.2	-	6.4	11.2	2.2	0.5	1.8	29.3
Purchase of reserves	-	-	-	-	1.1	-	-	1.1
Sale of reserves	(13.4)	-	(4.6)	-	-	-	-	(18.0)
Net revisions and transfers	8.2	-	41.8	5.4	0.5	2.7	(0.4)	58.2
2007 Production	(15.8)	-	(37.2)	(11.2)	(4.1)	(12.0)	(7.5)	(87.8)
Proved reserves at December 31, 2007	152.8	-	387.2	67.3	35.7	53.5	52.8	749.3
Discoveries, additions and extensions	13.7	-	15.0	8.3	0.4	0.2	(0.7)	36.9
Purchase of reserves	0.3	-	-	-	-	-	-	0.3
Sale of reserves	(0.3)	-	(17.5)	(1.7)	-	-	-	(19.5)
Net revisions and transfers	2.6	-	(133.7)	(5.3)	0.6	(5.6)	0.6	(140.8)
2008 Production	(14.8)	-	(34.3)	(12.0)	(4.3)	(8.7)	(7.6)	(81.7)
Proved reserves at December 31, 2008	154.3	-	216.7	56.6	32.4	39.4	45.1	544.5
Discoveries, additions and extensions	4.8	-	5.2	1.1	(1.7)	7.4	12.2	29.0
Purchase of reserves	0.2	-	-	-	1.0	-	-	1.2
Sale of reserves	(45.7)	-	(0.2)	(4.0)	-	-	(3.8)	(53.7)
Net revisions and transfers	-	-	77.0	14.5	1.1	3.8	(8.6)	87.8
2009 Production	(12.6)	-	(31.2)	(12.3)	(4.2)	(10.7)	(5.9)	(76.9)
Proved reserves at December 31, 2009	101.0	-	267.5	55.9	28.6	39.9	39.0	531.9
Proved developed
December 31, 2006	156.4	-	255.7	25.7	30.4	39.8	43.3	551.3
December 31, 2007	146.2	-	344.5	25.6	28.2	31.3	48.2	624.0
December 31, 2008	143.4	-	173.3	24.8	26.0	24.9	35.2	427.6
December 31, 2009	92.6	-	197.1	26.1	23.2	31.2	23.7	393.9
Natural gas (bcf)
Total proved
Proved reserves at December 31, 2006	2,661.3	143.8	182.8	76.3	1,702.5	406.3	229.9	5,402.9
Discoveries, additions and extensions	336.5	20.3	4.3	9.8	118.7	(3.8)	(10.1)	475.7
Purchase of reserves	4.6	-	-	-	247.2	-	-	251.8
Sale of reserves	(154.5)	-	(56.8)	-	-	-	-	(211.3)
Net revisions and transfers	6.2	(6.4)	(4.8)	(2.1)	(3.2)	6.1	4.4	0.2
2007 Production	(288.4)	(31.2)	(25.3)	(5.1)	(83.3)	(21.6)	(0.2)	(455.1)
Proved reserves at December 31, 2007	2,565.7	126.5	100.2	78.9	1,981.9	387.0	224.0	5,464.2
Discoveries, additions and extensions	308.2	33.9	12.4	12.1	1.3	27.0	0.4	395.3
Purchase of reserves	15.3	2.8	-	-	-	-	-	18.1
Sale of reserves	(65.3)	-	-	-	-	-	-	(65.3)
Net revisions and transfers	(30.3)	1.4	(3.2)	17.8	-	(2.5)	(0.8)	(17.6)
2008 Production	(286.6)	(26.7)	(13.8)	(6.9)	(97.2)	(24.9)	(0.2)	(456.3)
Proved reserves at December 31, 2008	2,507.0	137.9	95.6	101.9	1,886.0	386.6	223.4	5,338.4
Discoveries, additions and extensions	201.2	544.5	-	(0.5)	88.6	27.9	-	861.7
Purchase of reserves	15.9	-	-	-	8.7	-	-	24.6
Sale of reserves	(137.6)	(1.5)	(67.0)	-	-	-	(220.5)	(426.6)
Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	(1.0)	(56.9)
2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	(0.1)	(468.5)
Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	1.8	5,272.7
Proved developed
December 31, 2006	2,162.5	132.5	126.4	8.6	1,255.9	51.9	0.5	3,738.3
December 31, 2007	2,125.6	111.4	86.7	7.0	1,197.6	58.2	1.1	3,587.6
December 31, 2008	2,066.8	117.9	65.5	99.0	1,348.9	199.0	1.2	3,898.3
December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	0.8	3,705.6

Notes:

1  Canadian gross proved reserves exclude synthetic crude oil reserves:  2006 - 38.9 mmbbls; 2007 - 0 mmbbls (asset sold)

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Continuity of Net Proved Reserves

	Canada 1	United States	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total
Oil and liquids (mmbbls)
Total proved
Proved reserves at December 31, 2006	138.3	-	377.8	61.8	14.3	39.6	33.4	665.2
Discoveries, additions and extensions	5.9	-	6.4	11.2	0.7	0.2	1.1	25.5
Purchase of reserves	-	-	-	-	1.0	-	-	1.0
Sale of reserves	(9.8)	-	(4.1)	-	-	-	-	(13.9)
Net revisions and transfers	2.0	-	42.1	5.3	(0.6)	(2.8)	(1.8)	44.2
2007 Production	(12.5)	-	(36.9)	(11.1)	(1.8)	(6.9)	(5.1)	(74.3)
Proved reserves at December 31, 2007	123.9	-	385.3	67.2	13.6	30.1	27.6	647.7
Discoveries, additions and extensions	12.1	-	15.0	8.3	-	(0.3)	(0.3)	34.8
Purchase of reserves	0.3	-	-	-	-	-	-	0.3
Sale of reserves	(0.3)	-	(17.5)	(1.6)	-	-	-	(19.4)
Net revisions and transfers	7.4	-	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)
2008 Production	(11.9)	-	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)
Proved reserves at December 31, 2008	131.5	-	215.4	56.6	16.1	27.1	26.3	473.0
Discoveries, additions and extensions	4.0	-	5.2	1.1	(0.5)	5.3	6.5	21.6
Purchase of reserves	0.1	-	-	-	0.7	-	-	0.8
Sale of reserves	(39.0)	-	(0.2)	(4.0)	-	-	(3.7)	(46.9)
Net revisions and transfers	2.7	-	76.8	14.5	(1.8)	3.8	(4.7)	91.3
2009 Production	(9.9)	-	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)
Proved reserves at December 31, 2009	89.4	-	266.1	55.9	12.7	28.6	21.0	473.7
Proved developed
December 31, 2006	130.1	-	252.9	25.6	12.2	24.7	25.8	471.3
December 31, 2007	118.9	-	342.6	25.6	10.7	18.9	25.4	542.1
December 31, 2008	122.0	-	172.0	24.8	13.5	17.7	20.2	370.2
December 31, 2009	82.1	-	196.0	26.1	11.0	21.2	13.0	349.4
Natural gas (bcf)
Total proved
Proved reserves at December 31, 2006	2,153.8	123.8	178.1	76.3	1,174.2	276.5	229.3	4,212.0
Discoveries, additions and extensions	254.5	17.7	4.3	9.8	78.3	(1.6)	(10.2)	352.8
Purchase of reserves	3.3	-	-	-	192.2	-	-	195.5
Sale of reserves	(117.9)	-	(53.0)	-	-	-	-	(170.9)
Net revisions and transfers	29.8	(6.0)	(5.3)	(2.1)	(28.9)	(13.1)	4.3	(21.3)
2007 Production	(236.4)	(26.5)	(23.9)	(5.1)	(56.8)	(16.3)	(0.1)	(365.1)
Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0
Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9
Purchase of reserves	11.9	2.4	-	-	-	-	-	14.3
Sale of reserves	(55.2)	-	-	-	-	-	-	(55.2)
Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3
2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)
Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1
Discoveries, additions and extensions	185.6	474.6	-	(0.5)	62.8	25.3	-	747.8
Purchase of reserves	14.2	-	-	-	7.5	-	-	21.7
Sale of reserves	(115.8)	(1.4)	(67.0)	-		-	(220.0)	(404.2)
Net revisions and transfers	28.2	-	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)
2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)
Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9
Proved developed
December 31, 2006	1,747.1	113.8	123.2	8.6	856.8	38.7	0.5	2,888.7
December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9
December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5
December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

Notes:

1  Canadian net proved reserves exclude synthetic crude oil reserves: 2006 - 32 mmbbls; 2007 - 0 (asset sold)

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Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year End Based on Average Fiscal Year Prices

The following table sets forth Talisman’s estimates of its proved developed, proved undeveloped, total proved, probable developed, probable undeveloped and total probable reserves as at December 31, 2009.  The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission (“SEC”), which requires that proved reserves be estimated using existing economic conditions.

Effective January 1, 2010, the SEC amended its oil and gas reporting requirements.  Under the amended requirements, the price used for calculating reserves has been changed from a year-end single day price to an average price during the 12-month period for the most recent fiscal year, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within the period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).  The estimates in the following table have been prepared on that basis.

	Proved		Proved		Total		Probable		Probable		Total
	Developed1,2		Undeveloped1,3		Proved1		Developed4,5		Undeveloped4,6		Probable4
	Gross7	Net8	Gross7	Net8	Gross7	Net8	Gross7	Net8	Gross7	Net8	Gross7	Net8
Oil and Liquids
(mmbbls)
North America
Canada	92.6	82.1	8.4	7.3	101.0	89.4	20.3	17.4	8.3	6.6	28.6	24.0
US	-	-	-	-	-	-	-	-	-	-	-	-
UK
UK	197.1	196.0	70.4	70.1	267.5	266.1	59.4	59.1	112.4	112.4	171.8	171.5
Scandinavia
Norway	26.1	26.1	29.8	29.8	55.9	55.9	22.7	22.7	42.3	42.3	65.0	65.0
Southeast Asia
Indonesia9	23.2	11.0	5.4	1.7	28.6	12.7	0.5	0.2	11.6	5.1	12.1	5.3
Malaysia	23.7	14.0	3.6	2.5	27.3	16.5	23.8	11.9	9.5	3.9	33.3	15.8
Australia	6.0	5.9	5.1	4.9	11.1	10.8	2.9	2.8	4.3	4.1	7.2	6.9
Vietnam	1.5	1.3	-	-	1.5	1.3	0.3	0.3	28.5	23.2	28.8	23.5
Other
Algeria	23.2	12.6	15.1	7.9	38.3	20.5	6.2	3.2	6.1	3.6	12.3	6.8
Tunisia	0.5	0.4	0.2	0.1	0.7	0.5	0.2	0.1	-	-	0.2	0.1
Total	393.9	349.4	138.0	124.3	531.9	473.7	136.3	117.7	223.0	201.2	359.3	318.9

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Natural Gas (bcf)
North America
Canada	1840.9	1663.5	407.6	379.5	2248.5	2043.0	603.7	546.4	648.2	593.9	1251.9	1140.3
US	197.9	171.1	452.8	395.1	650.7	566.2	7.7	6.7	524.5	453.6	532.2	460.3
UK
UK	22.4	22.4	2.1	2.1	24.5	24.5	20.2	20.2	168.8	168.8	189.0	189.0
Scandinavia
Norway	91.2	91.2	1.8	1.8	93.0	93.0	57.0	57.0	8.0	8.0	65.0	65.0
Southeast Asia
Indonesia9	1231.6	915.2	645.9	458.9	1877.5	1374.1	3.7	2.3	714.3	500.0	718.0	502.3
Malaysia	320.8	225.5	55.9	35.9	376.7	261.4	154.5	84.1	97.8	63.9	252.3	148.0
Australia	-	-	-	-	-	-	-	-	-	-	-	-
Vietnam	-	-	-	-	-	-	-	-	23.1	23.1	23.1	23.1
Other
Algeria	-	-	-	-	-	-	-	-	-	-	-	-
Tunisia	0.8	0.8	1.0	0.9	1.8	1.7	0.7	0.6	0.1	0.1	0.8	0.7
Total	3705.6	3089.7	1567.1	1274.2	5272.7	4363.9	847.5	717.3	2184.8	1811.4	3032.3	2528.7

Notes:
1.
“Proved” reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2.
“Proved Developed” reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.  Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3.
“Proved Undeveloped” reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4.
“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.  Probable reserves can be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.  Includes reserves assigned to areas of a reservoir adjacent to proved reserves where data control or interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

5.
“Probable Developed” reserves are those reserves that are less certain to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.  Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

6.
“Probable Undeveloped” reserves are those reserves that are less certain to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion.

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7.
“Gross” reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook (“COGEH”) refers to this sum of reserves as “Company interest reserves”. Royalty interest reserves for Canada were approximately 1.3 mmboe (proved) and 0.3 mmboe (probable) as at December 31, 2009. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

8.	“Net” reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 7 above.
9.
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in “net” reserves using effective rates over the life of the contract.

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